September 23, 2019

Gregory J. Quarles
Chief Executive Officer
APPLIED ENERGETICS, INC.
2480 W Ruthrauff Road
Suite 140Q
Tuscon, Arizona 85705

       Re: APPLIED ENERGETICS, INC.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 1, 2019
           Form 10-Q for the Period Ended June 30, 2019
           Filed August 14, 2019
           File No. 001-14015

Dear Mr. Quarles:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018 and

Form 10-Q for the Period Ended June 30, 2019
Exhibits 31.1 and 32.1 Certifications, page 1

1. We note that your Certifications filed in Exhibits 31.1 and 32.1 are signed by Bradford T
      Adamczyk in his capacity as Principal Executive Officer. In light of the fact that the identity of the Principal Financial Officer is not clear from the Form 10-K please revise to include separate certifications signed by the Principal Financial Officer, or alternatively, if
      Mr. Adamczyk served as both the Principal Executive Officer and Principal Financial
      Officer at that time, please revise to include both titles in the certifications to reflect his capacity in signing the certifications. See paragraph 31 of Item 601 of Regulation S-K and Rules 13a-14(a) and 15d-14(a). Similarly, we note that the certifications filed with
 Gregory J. Quarles
APPLIED ENERGETICS, INC.
September 23, 2019
Page 2
      the Form 10-Q for the quarter ended June 30, 2019 are also only signed by Gregory J
      Quarles in his capacity as Chief Executive Officer. Please revise appropriately to include certifications of the Chief Financial Officer. Your revisions should be made through amended filings which should include the entire filing in addition to the revised certifications.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
with any questions.



                                                           Sincerely,
FirstName LastNameGregory J. Quarles
                                                           Division of
Corporation Finance
Comapany NameAPPLIED ENERGETICS, INC.
                                                           Office of
Transportation and Leisure
September 23, 2019 Page 2
cc:       Mary P. O'Hara
FirstName LastName